Exhibit 99.1

Galmed Pharmaceuticals and Itamar Medical to Collaborate on Assessing Aramchol’s Effect on Endothelial Function

TEL-AVIV, Israel, September 29, 2014 — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed"), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral medication for the treatment of liver diseases and cholesterol gallstones, announced today that it purchased 60 EndoPAT™ devices and accessories from Itamar Medical Ltd. (TASE: ITMR) (“Itamar Medical”), a publicly-traded medical device company whose technology has been cleared by the U.S Food and Drug Administration, or the FDA, for endothelial, or arterial, function assessment, which is a novel risk marker for cardiovascular disease.

Galmed intends to use Itamar Medical's EndoPAT technology to include an assessment of endothelial function in its planned Phase IIb clinical trial of its drug candidate, aramchol, involving 240 Non-Alcoholic Steato-Hepatitis, or NASH, patients suffering from obesity and insulin resistance. As Galmed previously disclosed, this Phase IIb clinical trial is expected to begin later this year and involve medical centers within the European Union, Israel and Latin America.

According to scientific literature, NASH patients are at risk of developing cardiovascular complications and severe liver complications, such as cirrhosis of the liver and liver cancer.

Mr. Allen Baharaff, Galmed’s Chief Executive Officer, commented: "The collaboration with Itamar Medical will allow Galmed to further its understanding of aramchol’s effect on endothelial function, which may be impaired in NASH patients.  In aramchol’s prior Phase IIa clinical trial, we observed a dose-dependent non-statistically significant improvement in endothelial function, which suggests a positive effect of the drug on early stage atherosclerosis, or hardening of the arteries, in addition to a significant reduction in liver fat content. If our planned Phase IIb trial confirms aramchol’s effect on endothelial function in NASH patients, we believe that EndoPAT could potentially be used by physicians in out-patient clinics as a non-invasive test for aramchol's effect on vascular function.”

Mr. Gilad Glick, Chief Executive Officer of Itamar Medical, announced: “This is an important vote of confidence, and additional proof of the great interest and need for the EndoPAT technology for the assessment of arterial function, from an aspiring Israeli pharmaceutical company traded on the Nasdaq Capital Market. We are proud of this collaboration and excited that Glamed has chosen to use Itamar Medical’s technology as a marker of cardiovascular risk in a large scale clinical trial. Galmed’s use of the EndoPAT technology follows several similar studies using the EndoPAT technology that we have conducted for several years in collaboration with leading pharmaceutical companies such as Hoffman La-Roche and AstraZeneca."

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs.  Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes, constitutes a large unmet medical need.

About Itamar Medical Ltd.

Itamar Medical is a publicly-traded medical technology company utilizing PAT® (Peripheral Arterial Tone) signal technology and applications. The PAT signal is a non-invasive “window” to both the cardiovascular and autonomic nervous systems.The FDA-cleared EndoPAT test is non-invasive and simple, similar to having blood pressure tested (both use a standard blood pressure cuff) and is easily performed in a physician’s office or hospital setting. The EndoPAT test measures endothelial function, and provides reliable results in just 15 minutes.

Cautionary Note on Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333-193792), initially filed with the U.S. Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Contact

Andrew McDonald

LifeSci Advisors, LLC

646-597-6987